SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

187th Extraordinary General Meeting

We hereby invite the shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company") to attend the Extraordinary General Meeting (“EGM”), to be held on exclusively remotely, pursuant to article 124, paragraph 2-A of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and article 18, paragraph 1, of the Company’s Bylaws, to be held, on first call, on June 29, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the agenda below.

Agenda

1.                Authorize, pursuant to Ordinance no. 556/GM/MME, of October 6, 2021, and Ordinance no. 730/GM/MME, of May 15, 2023, the extension for up to twelve (12) months of the operational transition term of the National Program for Universalization of Access to and Use of Electric Energy ("’Luz para Todos’ Program") and of the National Program for the Universalization of Access to and Use of Electric Power in the Legal Amazon ("’Mais Luz para a Amazônia’ Program"), which will continue to be managed by the Company until, at most, June 17, 2024, keeping the conditions for the reimbursement of the administrative costs expressed in the Operating Manuals of the “Luz para Todos” Program and “Mais Luz para a Amazônia” Program in effect on the date of publication of Ordinance no. 730/GM/MME, of May 15, 2023.

Digital Meeting and Voting Ballot

The Company’s decision to hold the EGM exclusively remotely, under the terms of article 124, paragraph 2-A, of the Brazilian Corporate Law, article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, and of article 18, paragraph 1, of the Company’s Bylaws, aims at facilitating the participation of shareholders and others involved in the EGM. Additionally, shareholders will be granted the right to attend the Meeting by a voting ballot (“Voting Ballot”), pursuant to article 26 and following of CVM Resolution 81.

Therefore the shareholder's participation may be by means of:

(i)	via a Voting Ballot, provided that the detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and

(ii)	via a Digital Platform, in person or by a duly appointed attorney-in-fact, under the terms of article 28, paragraphs 2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) simply attend the EGM, whether or not the shareholder has already sent the Voting Ballot; or (b) attend and vote at the EGM, noting that as to the shareholder who has already sent the Voting Ballot and who, if he wishes to do so, votes at the Meeting via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

The guidelines on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the EGM, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders who wish to attend the EGM via the Digital Platform should log into the website https://qicentral.com.br/m/187-age-eletrobras, create their login and password (by clicking the “Register now” button)and attach all documents required for their admissibility to attend and/or vote at the EGM, at least 02 days prior to the date designated for the EGM, i.e. by June 27, 2023.

Observing the other requirements mentioned in the paragraph above, if the shareholder already has a registration on the Qi Central platform, the shareholder must use their access credentials (e-mail and password).

Required Documents

The shareholders shall provide the following documents to qualify and attend and/or vote at the EGM via the Digital Platform:

(i)	if an individual, a copy of official ID document with a recent photo, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 1 year and the official ID document with photo, provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB);

(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provide representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted attorney-in-fact pursuant to the law and/or the shareholder’s bylaws, together with the attorney-in-fact’s official identity document with a photo; or
(iii)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The presentation of hard copies of the shareholders’ representative documents to its office is not required, neither a signature notarization (reconhecimento de firma) of the grantors’ signature in the power-of-attorney to represent the shareholder, as well as will not require the notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website.

The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholder Representation

Pursuant to the article 126, paragraph 1st, of the of the Brazilian Corporate Law and the CVM’s decision in the Administrative Proceeding RJ-2014/3578, issued on November 4th, 2014 (“CVM Precedent”), the shareholders may attend the Meeting:

(i)	if an individual, by an attorney-in-fact constituted less than 01 year before (who must be a shareholder, Company’s officer or an attorney regularly enrolled with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Law No. 10,406, of January 10, 2002 ("Brazilian Civil Code"); and
(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

Declaration of Shareholder Group Membership

Due to the limitation on the exercise of voting rights, provided for in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, inform which are the members of the eventual group of shareholders up to 02 days prior to the date set for the EGM, i.e., up to 11:59 p.m. on June 27, 2023, by sending the declaration exclusively on the website address: https://qicentral.com.br/m/187-age-eletrobras, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;

(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and

(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws.

Furthermore, as provided for in article 8, paragraph 5 of the Company’s Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold 10% or more of the Company’s voting capital.

Admissibility Qualification

By providing all the documents to support their qualification, the shareholders or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the EGM. Pursuant to article 6, paragraph 3 of CVM Resolution 81, if the shareholders fail to provide the required documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Additional Information

The Management Proposal, with detailed information about the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines to send the Voting Ballot, as well as all the documentation pertinent to the matters to be discussed at the Meeting, in accordance with the Brazilian Corporate Law and the regulations in force, are available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, May 26, 2023

Ivan de Souza Monteiro

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.